EXHIBIT 12

FLOTEK INDUSTRIES, INC.

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(unaudited, in thousands, except for ratio)

	Year ended December 31,
	2007	2008	2009	2010	2011
COMPUTATION OF EARNINGS:
Income (loss) from continuing operations
before income taxes	$27,141	$(44,741)	$(48,317)	$(49,010)	$39,270
Add:
Fixed charges less capitalized interest	3,738	14,377	16,164	20,073	16,691
Subtract:
Minority interest in pretax income of
subsidiaries that have not incurred fixed
charges	(916)	-	-	-	-

Earnings (loss), as defined	$29,963	$(30,364)	$(32,153)	$(28,937)	$55,961

COMPUTATION OF FIXED CHARGES
AND PREFERRED STOCK
DIVIDENDS:
Interest expense including capitalized
interest	$3,501	$13,894	$15,524	$19,399	$16,019
Estimate of interest within rental
expense (1)	237	483	640	674	731

Fixed charges, as defined	3,738	14,377	16,164	20,073	16,750
Dividends on preferred stock and
accretion of discount (2)	-	-	2,231	6,543	6,086

Combined fixed charges, preferred stock
dividends and accretion of discount	$3,738	$14,377	$18,395	$26,616	$22,836

Ratio of earnings to fixed charges	8.02	N/A	N/A	N/A	3.34

Deficiency of earnings to cover fixed
charges	N/A	$(44,741)	$(48,317)	$(49,010)	N/A

Ratio of earnings to fixed charges and
preferred stock dividends	8.02	N/A	N/A	N/A	2.45

Deficiency of earnings to cover combined
fixed charges and preferred stock
dividends	N/A	$(44,741)	$(50,548)	$(55,553)	N/A

(1)	One third of rental expense is deemed to be representative of interest.

(2)

Includes amount of pre-tax earnings required to cover dividends on preferred stock and accretion of discount. Amount has not been grossed up to a pre-tax amount in years in which losses occurred due to a negative effective tax rate.